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NEW YORK

September 16, 2011	OUR FILE NUMBER
510692-46

WRITER’S DIRECT DIAL
(310) 246-6816

VIA EDGAR AND E-MAIL
WRITER’S E-MAIL ADDRESS
Division of Corporation Finance	djohnson@omm.com
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Justin Dobbie, Legal Branch Chief

Re:	Lions Gate Entertainment Corp.
Registration Statement on Form S-3
Filed September 2, 2011
File No. 333-176656

Ladies and Gentlemen:

On behalf of Lions Gate Entertainment Corp. (the “Company”), this letter is submitted in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated September 14, 2011 (the “Letter”) regarding the Company’s above-referenced Registration Statement on Form S-3 (File No. 333-176656) (the “Registration Statement”) filed under the Securities Act of 1933 (the “Securities Act”).  Our responses to the specific comments are set forth below.  For the convenience of the Staff, each comment from the Letter is restated in bold and italics prior to the response to such comment.  All defined terms used in this letter have the same meaning as in the Registration Statement, unless otherwise indicated.  We have filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which incorporates the Company’s responses to the Staff’s comments.

General

1.                                       We note the provision in Section 2 of the agreement filed as Exhibit 10.81 with your Form 8-K filed on August 30, 2011 that states that you “shall have the right, for 35 business days following the date of this Agreement, to designate one or more parties including pursuant to a registered offering… to purchase from Icahn up to 22,080,985 Shares in the aggregate, free and clear of all Encumbrances, at $7.00 per Share in cash.”  To the extent that this agreement seems to indicate that the securities will be offered to a single investor or to a limited number of investors, please provide your analysis as to why this is a public offering. In addition, please advise as to whether you have approached potential buyers regarding the securities in this offering.

We respectfully advise the Staff that in entering into the Agreement dated August 30, 2011 with Icahn (the “Agreement”), we have been advised by the Company that it did not intend to limit the method or manner in which the securities would be offered.  The Company has advised us that it currently intends to designate that the securities of the selling securityholders be offered to the public through an underwritten public offering and not to a single investor or a limited number of investors.  However, in the event market or other conditions exist that would make alternative distribution of the securities desirable, the Company would retain the flexibility to do so.  In any such event, the Company has advised us that it is its  intention that (i) the securities will be broadly marketed to both retail and institutional potential investors, (ii) the Company expects that there would be multiple purchasers in the offering including both retail and institutional investors, and (iii) the Company would have very little control over who the actual purchasers would be in the proposed offering.

The Company has advised us that it has not approached potential buyers regarding an offer of the securities covered by the Registration Statement.

Prospectus Cover Page

2.                                       Please revise to disclose the price to the public of the securities and the selling security holders’ net proceeds pursuant to Item 501(b)(3) of Regulation S-K. In addition, please revise to clarify here and in your Plan of Distribution section whether this offering terminates 35 business days from the date of the agreement filed as Exhibit 10.81 with your Form 8-K filed on August 30, 2011. To the extent that the offering does not terminate 35 days from the date of the agreement, please revise to clarify here and in your Plan of Distribution section whether the selling security holders must sell the remaining shares under this registration statement at a fixed price of $7.00 per share. In this regard, we note that you have calculated your fee pursuant to Rule 457(c) under the Securities Act.

We respectfully advise the Staff that as the prospectus included in the Registration Statement is part of a “shelf” registration statement, the Company intends to provide the price to the public of the securities and the selling security holders’ net proceeds in a prospectus supplement to be filed pursuant to Rule 424(b) of the Securities Act.  The Agreement does not provide for the offering to terminate 35 business days from the date of the agreement filed as Exhibit 10.81 with the Company’s Form 8-K filed on August 30, 2011.  Instead, at the end of such 35 business day period (the “Designation Period”), the Company will no longer have the ability to designate the parties to whom the shares may be sold (including through a registered offering), except in the event the Company and Icahn agree to extend such Designation Period.  If the parties do not agree to extend such Designation Period, and there are any remaining unsold securities at the end of such Designation Period, the Company may elect to withdraw the Registration Statement at that time.  If the Designation Period is extended, the parties may agree on different terms than as currently contemplated by the Agreement, including, without limitation, a different sales price for the shares instead of a fixed price of $7.00 per share, plus any brokerage fees, commissions, underwriting discounts or other similar fees or expenses relating to the transactions contemplated by the Agreement.  As discussed above, the Company will disclose the price to the public of the securities in a prospectus supplement to be filed pursuant to Rule 424(b) of the Securities Act.

The Company has revised the Plan of Distribution section and the cover page of the prospectus (substantially as set forth below with corresponding changes for plain English disclosure) in Amendment No. 1 to clarify this point as follows:

“Pursuant to the Agreement, the Company, or any direct or indirect subsidiary of the Company designated by the Company has the right, for 35 business days following the date of the Agreement (the “Designation Period”), to designate one or more parties, provided that the Company may not designate itself or any of its direct or indirect subsidiaries, including pursuant to a registered offering, to purchase from the selling securityholders up to 22,080,985 common shares at a price of $7.00 per share plus any brokerage fees, commissions, underwriting discounts or other similar fees or expenses relating to the transactions contemplated by the Agreement.  Following the Designation Period, the Company and Icahn may agree to extend such Designation Period, which may be on the same or different terms (including, without limitation, with different sales price per share).  The details of any extension of such Designation Period or different terms, if any, will be set forth in a prospectus supplement.”

Plan of Distribution, page 9

3.                                       Please significantly revise your Plan of Distribution section to address the provisions of the agreement filed as Exhibit 10.81 with your Form 8-K filed on August 30, 2011 that affect your plan of distribution. In addition, please revise to disclose how you intend to locate buyers for the securities in this offering. For example, please disclose as to whether you intend to use a broker-dealer or a finder to help sell the securities.

We respectfully advise the Staff that as the prospectus included in the Registration Statement is part of a “shelf” registration statement, the Plan of Distribution section is intended to describe the potential different methods of sale for the securities by the selling securityholders.  The Company will describe the specific details of the plan of distribution, such as an underwriting agreement or any agreement with an agent or dealer and the names of any underwriter, agent or dealer, as applicable, involved in a sale of the securities in a prospectus supplement to be filed pursuant to Rule 424(b) of the Securities Act.   The Company has revised the second paragraph of the Plan of Distribution section in Amendment No. 1 to address the provisions of the agreement filed as Exhibit 10.81 with the Company’s Form 8-K filed on August 30, 2011 that affect the plan of distribution, as follows:

“Pursuant to the Agreement, the Company, or any direct or indirect subsidiary of the Company designated by the Company has the right, for 35 business days following the date of the Agreement (the “Designation Period”), to designate one or more parties, provided that the Company may not designate itself or any of its direct or indirect subsidiaries, including pursuant to a registered offering, to purchase from the selling securityholders up to 22,080,985 common shares at a price of $7.00 per share plus any brokerage fees, commissions, underwriting discounts or other similar fees or expenses relating to the transactions contemplated by the Agreement.  Following the Designation Period, the Company and Icahn may agree to extend such Designation Period, which may be on the same or different terms (including, without limitation, with different sales price per share).  The details of any extension of such Designation Period or different terms, if any, will be set forth in a prospectus supplement.

The Company may involve underwriters, agents or dealers in the sale of the securities offered by the selling securityholders pursuant to this prospectus.  The applicable prospectus supplement will name any underwriter, agent or dealer involved in a sale of the securities.  In accordance with the terms of the Agreement, if the common shares are sold through underwriters, agents or dealers, the purchaser of the common shares will be responsible for any brokerage fees, underwriting discounts or commissions or similar fees.  Pursuant to the Agreement, the selling securityholders have no obligation or liability for any brokerage fees, commissions, underwriting discounts or other similar fees or expenses relating to the transactions contemplated by the Agreement and all amounts payable to the selling securityholders will be delivered to the selling securityholders without any deductions or withholdings for brokerage fees, commissions, underwriting discounts, taxes or otherwise.”

4.                                       We note your disclosure on page nine that the selling security holders “may be deemed to be ‘underwriters’ within the meaning of Section 2(11) of the Securities Act.” Please advise as to why you believe that the selling security holders are not underwriters pursuant to Section 2(11). Please address, in particular, how the agreement between the company and the selling security holders to sell the securities impacts the analysis. To the extent that they are underwriters pursuant to Section 2(11) of the Securities Act, please revise to remove the words “may be deemed to be” and revise the cover page accordingly.

The Company respectfully submits that it believes that the selling securityholders should not be viewed as “underwriters” within the statutory definition of Section 2(a)(11) of the Securities Act, and that no revision to the prospectus contained in the Registration Statement is necessary in this regard.

Background

The selling securityholders, which according to the reports on Schedule 13D, as amended, as filed by Icahn with the Commission, are affiliates of Icahn, had acquired the 22,080,985 shares (the “Icahn Shares”) in a series of open market transactions between October 2008 and July 2010.  None of the securities that are being registered for resale pursuant to the Registration Statement were acquired directly from the Company, or to its knowledge, any affiliate of the Company.  On August 30, 2011, two wholly-owned subsidiaries of the Company and the Company entered into the Agreement with Icahn, which provides that the Company, or any direct or indirect subsidiary of the Company designated by the Company, has the right, for 35 business days following the date of the Agreement, to designate one or more parties, provided that the Company may not designate itself or any of its direct or indirect subsidiaries, including pursuant to a registered offering, to purchase from Icahn up to 22,080,985 common shares at a price of $7.00 per share, in cash, with any brokerage commissions paid by the purchaser of the shares to a registered broker-dealer.

Staff Guidance

Section 2(a)(11) of the Securities Act defines “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.”

The question of whether a selling securityholder is an underwriter depends on the facts and circumstances.  Compliance and Disclosure Interpretation 128.04 provides that the determination of whether a purchaser of securities is an underwriter with respect to resales of such securities “depends on the particular facts and circumstances of the particular case.” See also SEC Release No. 33-6383.

The Staff has issued further guidance in Compliance and Disclosure Interpretation 612.09 that provide the following list of factors that should be considered when evaluating the facts and circumstances of whether a selling securityholder is actually acting as an underwriter selling on behalf of an issuer: “how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Analysis

Each of the six factors of Compliance and Disclosure Interpretation 612.09 is discussed below.

A.            The Period for which the Selling Securityholders have Held the Shares

Based on a review of the reports on Schedule 13D, as amended, as filed by Icahn with the Commission, Icahn began acquiring Lions Gate shares in October 2008 through July 2010, and as of September 1, 2010, a year prior to the date of filing of the Registration Statement, Icahn held 44,772,451 Lions Gate common shares.  Under the safe harbor provisions of Rule 144 of the Securities Act, non-affiliates of an issuer are able to sell unlimited amounts of unregistered securities if they have held the shares for six months or one year as appropriate under Rule 144, a holding period which is considered sufficient for the shares to have come to rest.  The selling securityholders have held the Icahn Shares for at least one year and have accepted the market risk of their investment, demonstrating the selling securityholders’ intention to purchase securities from the Company and hold them as an investment.

B.            The Circumstances under which the Selling Securityholders Received the Shares

The selling securityholders obtained the Icahn Shares in circumstances indicative of an investment, not an underwritten transaction.  In a typical underwriting, the issuer issues securities to the underwriter for cash, at a discount to the market price to compensate the underwriter for its selling efforts and for bearing market risk.  The selling securityholders had purchased the Icahn Shares in open market transactions at the prevailing market price at the time of the transactions.  None of the securities that are being registered for resale pursuant to the Registration Statement were acquired directly from the Company, or to its knowledge, any affiliate of the Company.  In addition, the selling securityholders have not, and will not, receive a commission or any other remuneration from the Company if and when the Icahn shares are sold.  Pursuant to the Agreement, the purchaser(s) of the Icahn Shares will pay any broker-dealer fees or underwriting discounts or commissions directly to such broker-dealers or underwriters, as applicable. Furthermore, the selling securityholders will retain all proceeds to the extent the selling securityholders sell the Icahn Shares pursuant to the Registration Statement and the Company will not obtain and has not obtained any direct or indirect benefit from any amounts received therefrom.

C.            The Selling Securityholders’ Relationship to the Issuer

The selling securityholders are not broker-dealers who might purchase securities in the Company with a view towards distribution.  Based on a review of the reports on Schedule 13D, as amended, as filed by Icahn with the Commission,  Icahn had acquired the Icahn Shares as an investment and the selling securityholders are not conduits for the Company; they are investors, who after being at risk for their investment are seeking investment liquidity.  To the extent the selling securityholders sell the Icahn Shares pursuant to the Registration Statement, the selling securityholders will retain all proceeds therefrom.  In contrast, in an underwritten offering, the issuer would receive the proceeds of the offering, either before or after the sales by the underwriters.

D.            The Amount of Shares to be sold by the Selling Securityholders

As of September 1, 2011, according to Company records, the Company had 137,296,981 common shares outstanding.  Of such shares, the Company believes approximately 67,148,435 shares are held by non-affiliates of the Company.  The Company seeks to register 22,080,985 common shares on behalf of the selling securityholders pursuant to the Registration Statement, constituting approximately 32.88% of the total outstanding shares held by non-affiliates of the Company.  It has been reported that the Staff has expressed concerns that a registered resale offering involving more than 33% of the issuer’s outstanding shares held by non-affiliates may, depending on the nature of the securities involved and the manner in which those securities were acquired (for example, through a convertible security or warrant with terms that permit the acquisition of increasing amounts of shares), constitute an offering of securities that must be registered as a “primary” offering. None of these factors are present in the registered transaction.

E.             The Selling Securityholders are not in the Business of Underwriting Securities

The Company has advised us that it understands that the selling securityholders are not in the business of underwriting securities or a registered broker-dealer.  Icahn has a long history of investing in different businesses and the selling securityholders purchased the Icahn Shares for their own account for investment purposes and not with a view towards resale, transfer or distribution.

F.             Under all of the Circumstances it Does Not Appear that the Selling Securityholders Are Acting as a Conduit for the Issuer

Based on a review of the reports on Schedule 13D, as amended, as filed by Icahn with the Commission, the selling securityholders are investors in the Company and did not purchase the Icahn Shares with a view towards distribution.  The selling securityholders have incurred the economic risk for the Icahn Shares for more than a year and thus far have never sold any of the shares Icahn owned in the Company prior to the Agreement.  In contrast, underwriters typically desire to sell shares before they are even acquired to eliminate market risk, among other reasons.

The Company respectfully submits that based on the totality of the facts and circumstances, despite the fact that the Agreement enables the Company to designate one or more purchasers for the Icahn Shares for the Designated Period, the selling securityholders should not be considered underwriters in this case.

Exhibit 5.1

5.                                       Please have counsel revise to remove the second and third sentences from the first paragraph on page two of the opinion.

We respectfully advise the Staff that the opinion filed as Exhibit 5.1 to Amendment No. 1 has been revised to remove the second and third sentences from the first paragraph on page two of the opinion.

* * *

The Company has authorized us to advise the Staff that it hereby acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request the Staff contact me at (310) 246-6816 with any questions or comments regarding this letter.

Sincerely,

/s/ David J. Johnson, Jr.

David J. Johnson, Jr.
of O’MELVENY & MYERS LLP

cc: Wayne Levin
EVP, Corporate Operations and General Counsel
Lions Gate Entertainment Corp.